May 22, 2006

Mr. Michael Fay
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	Superior Industries International, Inc. File No. 1-6615 Form 10-K for the fiscal year ended December 25, 2005
Dear Mr. Fay:
     Superior Industries International, Inc., a California corporation (the “Company”), is hereby responding to the comment letter of the Securities and Exchange Commission dated May 2, 2006 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2005. In this letter, we refer to the staff of the Securities and Exchange Commission (the “SEC”) as the “Staff”. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.
Critical Accounting Policies, Page 22
     1. Please expand and enhance disclosures in Critical Accounting Policies to supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to FR-72 and FR-60 for guidance.
Response to Comment No. 1
     The Company’s future filings will be revised in accordance with this comment.

Mr. Michael Fay
May 22, 2006

Item 9A – Controls and Procedures, Page 51
     2. We note the identification of several material weaknesses in your internal controls over financial reporting as of December 31, 2005. We recommend providing the following information to allow investors to assess the potential impact of each material weakness and to assist them in differentiating between those material weaknesses that a have a pervasive effect on the financial statements and those that do not:
•	When the problem was discovered

•	When the problem began

•	Management’s current plans, if any, for remedying the weakness.
Additionally, it may be appropriate to discuss in MD&A the effects that the material weaknesses and related remediation plans may have on known trends and uncertainties. Consideration should also be given to providing a risk factor.
Response to Comment No. 2
     The Company’s future filings will be revised in accordance with this comment.
Note 1: Summary of Significant Accounting Policies, Page 33
     3. We note that you are reporting your share of Suoftec’s net income for the month of December 2004 as a cumulative effect of accounting change in your Statement of Operations. A change in fiscal year of an equity method investee is not an accounting change as defined by paragraph 2 of SFAS 154. Also in this regard, financial statements filed in accordance with SEC Regulations generally should not include more than twelve months of operations. As it appears that thirteen months have been included in net income as of December 31, 2005, your current presentation should be revised. Please present your share of the net income from Suoftec as an adjustment to retained earnings in your Statement of Shareholders’ Equity and Comprehensive Income (Loss).
Response to Comment No. 3
The Company notes that it has adopted SFAS 154 for fiscal years beginning after December 15, 2005 in accordance with its provisions of SFAS 154. The Company believes that SFAS 154 was not applicable to its 2005 Annual Report on Form 10-K.
Since its inception, Suoftec’s accounting system was not sophisticated enough to, on a timely basis, accumulate the data and provide financial statements that comply with both Hungarian statutory reporting requirements and the U.S GAAP information needed by the Company to prepare its consolidated financial statements based on its fiscal reporting

Mr. Michael Fay
May 22, 2006

timetable. Consequently, through 2004, the Company recorded Suoftec’s operating results one month in arrears, as contemplated by APB 18, paragraph 19(g).
In the fourth quarter of 2005, it was determined that Suoftec’s accounting system had evolved to the point that it could now provide U.S. GAAP financial statements, on a timely basis, that were aligned with the Company’s fiscal reporting timetable. Accordingly, the Company decided to align Suoftec’s reporting with the Company’s reporting timetable by eliminating the one-month reporting lag for this equity investee. The Company did so by presenting the “extra” one-month, December 2004, as a cumulative effect of accounting change to avoid the inclusion of greater than twelve months of operating results in the Company’s income from continuing operations before the cumulative effect of accounting change. The Company also concluded that such a change was to a preferable method of presentation.
The Company acknowledges that the elimination of a lag period by an equity investee is not a change in accounting, as strictly defined in APB Opinion No. 20. However, the Company is aware, as is the Company’s independent registered public accounting firm, that the SEC has previously accepted, in a number of prior instances, presentation of the lag elimination as either a cumulative effect item in the statement of operations or as a direct adjustment to retained earnings. The Company believes that the approach utilized is transparent to the investor and reflects an approach to dealing with this situation (which is not directly addressed in the authoritative guidance) that is consistent with prior accepted practice. On this basis, the Company respectfully submits that no revision to our prior presentation is warranted.
Note 3 – Accounts Receivable, Page 40
     4. Please tell us the nature of the value added receivables and disclose your policy for recognizing revenue associated with these amounts.
Response to Comment No. 4
     The value added tax receivables are the result of an increased level of purchases related to our construction of a new facility in Chihuahua, Mexico. There is no revenue associated with these amounts to be recognized as these receivables are the result of value added tax payments made to Mexican suppliers that the Company can claim from Mexican tax authorities.
Other
     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

Mr. Michael Fay
May 22, 2006

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning the foregoing, please contact the undersigned at (818) 902-2700.

Sincerely, Superior Industries International, Inc.
/s/ R. Jeffrey Ornstein
R. Jeffrey Ornstein
Vice President and Chief Financial Officer